

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2024

Lindsay A. Rosenwald
Chief Executive Officer
Fortress Biotech, Inc.
1111 Kane Concourse, Suite 301
Bay Harbor Islands, FL 33154

  Re: Fortress Biotech, Inc.
    Registration Statement on Form S-1
    Filed September 27, 2024
    File No. 333-282384

Dear Lindsay A. Rosenwald:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Joshua Gorsky at 202-551-7836 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Rakesh Gopalan